EXHIBIT 23.1



                              Accountants' Consent







The Board of Directors
Dakota Mining Corporation:


     We consent to incorporation by reference in the registration statement (File No. 33-68872) on Form S-8 of Dakota Mining Corporation of our report dated February 4, 1997, except as to Note 2, which is as of February 6, 1997 and Note 6(c), which is as of February 28, 1997, relating to the consolidated balance sheets of Dakota Mining Corporation and subsidiaries as at December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, which report is incorporated by reference in the December 31, 1996 annual report on Form 10-K(A) of Dakota Mining Corporation.





KPMG


Toronto, Canada
May 5, 1997